SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number
1-8739


05059174

Decelle, Inc.
Employees' 401(k) Profit Sharing Plan
1830 Route 130
Burlington, New Jersey 08016

(Full title and address of plan)

Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 08016

(Name of issuer and address of principal executive offices of issuer)

Decelle, Inc. Employees' 401(k) Profit Sharing Plan

Financial Statements (Modified Cash Basis) for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

DECELLE, INC.
EMPLOYEES' 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

The following Exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Decelle, Inc. Employees' 401(k) Profit Sharing Plan
Burlington, New Jersey

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Decelle, Inc. Employees' 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. As discussed in Note 5 to the financial statements, the Board of Trustees approved on September 2, 2003 a Plan amendment to effect a spin off and merger of certain accounts under the Plan with and to the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements (modified cash basis) taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements (modified cash basis) but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements (modified cash basis) and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements (modified cash basis) taken as a whole.

Deloitte & Touche LLP

June 28, 2005

DECELLE, INC.
EMPLOYEES' 401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 2004 AND 2003

ASSETS	**2004**	**2003**
INVESTMENTS (See Notes 3 and 7)	$ 235,767	$ 1,452,894
NET ASSETS AVAILABLE FOR BENEFITS	$ 235,767	$ 1,452,894

See notes to modified cash basis financial statements.

DECELLE, INC.
EMPLOYEES' 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS) YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Contributions:		
Employees	$ -	$ 50,378
Employer	-	3,754
Investment income:		
Interest and dividends	17,956	37,684
Net appreciation in fair value of investments	20,476	122,144
Total additions	38,432	213,960
DEDUCTIONS:		
Benefit paid to participants	577,579	237,467
Transferred Assets (See Note 5)	677,980	-
Other	-	1,134
Total deductions	1,255,559	238,601
NET DECREASE	(1,217,127)	(24,641)
NET ASSETS AVAILABLE FOR BENEFITS— Beginning of year	1,452,894	1,477,535
NET ASSETS AVAILABLE FOR BENEFITS— End of year	$ 235,767	$1,452,894

See notes to modified cash basis financial statements.

DECELLE, INC.
EMPLOYEES' 401(k) PROFIT SHARING PLAN

NOTES TO MODIFIED CASH BASIS FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following brief description of the Decelle, Inc. Employees' 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, reference should be made to the summary plan description for the Plan.

The Plan is a voluntary investment and savings plan intended to provide participating employees ("Members") with additional retirement income. Active regular employees of Decelle, Inc. and certain of its affiliates (the "Company") who are at least 21 years of age are eligible to participate in the Plan after completing ninety days of continuous service during which the employee completes at least 250 hours or after one year of service during which the employee completes 1,000 hours. Members are eligible to receive a matching contribution after one year of service during which the employee completes 1,000 hours.

The Plan is also intended to qualify as a profit sharing plan under the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Company absorbs all of the administrative costs of the Plan, except for certain transaction-related fees paid by the Members. ING National Trust (the "Trustee") is responsible for holding the assets of the Plan and providing record-keeping and administrative services. The Company has appointed certain employees of the Company to a committee which acts as the Plan Administrator.

Under the Plan, Members enter into salary reduction agreements with their employer and may contribute, within limitations specified by the Code, from 1% to 50% of covered pay. The Company may make a matching contribution as soon as practicable after the end of the plan year on behalf of Members employed on the last day of the plan year. Such contribution, if made, shall be in an amount determined by the Company in its sole discretion and may be made, in the sole discretion of the Company, in shares of common stock of the Company's parent company, Burlington Coat Factory Warehouse Corporation. There were no matching contributions made for Plan year 2004. The Company's matching contribution for Plan year 2003 was 10% of the Members' contribution, up to 5% of the Members' compensation. Members' salary reduction contributions are fully vested. Company matching contributions are 20% vested after three years of service and continue to vest an additional 20% each year, becoming fully vested after the member has completed six years of service, or upon reaching age 65, or upon death or disability.

An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for Company matching contributions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting standards generally accepted in the United States of America. Under the modified cash basis, transactions are recognized on a cash basis and investments are valued as described in Note 7.

Use of Estimates—The preparation of financial statements in conformity with the modified cash basis, which is a comprehensive basis of accounting other than accounting standards generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes in net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Payment of Benefits—Benefits are recorded when paid.

Contributions— Employee and employer contributions to the Plan are recognized when received from the Company, which funds the Plan on a current basis.

3. INVESTMENTS

Members may direct their contributions to be invested in any of the following funds: ING International Growth Fund, Oppenheimer Global Fund, ING Small Company Fund, INVESCO Dynamics Fund, Massachusetts Investors Growth Stock Fund, MFS Capital Opportunities Fund, ING Index Plus LargeCap Fund, Pioneer Fund, Janus Balanced Fund, ING Fixed Account, ING Aeltus Money Market Fund, ING Intermediate Bond Fund - Class A and the Burlington Coat Stock Fund. If the Trustee does not receive direction from a participant, their account will be invested in the ING Fixed Account or such other money market or fixed income fund as the Plan Committee designates. Contributions and investment balances can be reallocated on a daily basis.

Fund/Description (Summarized from the fund prospectus) - unaudited

ING International Growth Fund—A fund that seeks long-term capital growth primarily through investments in a diversified portfolio of common stocks principally traded in countries outside of the United States. The fund will not target any given level of current income. Under normal market conditions, the fund invests at least 65 percent of its total assets in securities principally traded in three or more countries outside the U.S. These securities may include common stocks as well as securities convertible into common stock.

Oppenheimer Global Fund—A fund that seeks capital appreciation. The fund invests mainly in common stocks, and can also buy other equity securities, including preferred stocks and convertible securities. The fund buys securities of issuers in the U.S. and foreign countries. The fund can invest without limit in any country, including countries with developed or emerging markets, but currently emphasizes investments in developed markets, such as the United States, Western European countries and Japan.

ING Small Company Fund—A fund that seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations, defined as (1) the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization); (2) all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and (3) companies with market capitalizations lower than any companies included in the first two categories.

INVESCO Dynamics Fund—A fund that seeks long-term capital appreciation. The fund invests primarily in common stocks of mid-sized companies. The fund also has the flexibility to invest in preferred stocks, convertible securities and bonds, as well as foreign securities.

Massachusetts Investors Growth Stock Fund—A fund that seeks to provide long-term growth of capital and future income rather than current income. The fund seeks companies believed to have better-than-average long-term growth potential and a future income. Emphasis is placed on high-quality companies with characteristics such as strong management, a successful track record, a history of consistent long-term earnings growth, and the potential for market leadership.

MFS Capital Opportunities Fund—A fund that seeks capital appreciation. Under normal market conditions, the fund invests at least 65 percent of its total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The fund focused on companies which its investment adviser, MFS, believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

ING Index Plus LargeCap Fund—A fund that seeks to outperform the total return performance of Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk. The fund invests at least 80 percent of its net assets in stocks included in the S&P 500.

Pioneer Fund—A fund that seeks reasonable income and capital growth. The fund seeks to achieve these objectives by investing in a broad list of carefully selected, reasonably priced securities rather than investing in securities whose prices reflect a premium from their current market popularity. Most of the fund's assets are invested in common stocks and other equity securities such as preferred stocks and securities convertible into common stock. The fund may also invest a portion of its assets in debt securities.

Janus Balanced Fund—A fund that seeks long-term capital growth consistent with preservation of capital and balanced by current income. The fund normally invests 40-60 percent of its assets in securities selected primarily for their growth potential and 40-60 percent of its assets in securities selected primarily for their income potential. This fund normally invests at least 25 percent of its assets in fixed income securities, which include debt securities and preferred stocks.

ING Fixed Account—An investment option within the Plan with stability of principal as its primary objective. The ING Fixed Account guarantees a minimum rate of interest for the life of the contract, and may credit a higher interest rate from time to time. The current rate is subject to change at any time but will never fall below the guaranteed minimum crediting rate of 3%.

ING Aeltus Money Market Fund--- A fund that seeks to provide high current return, consistent with preservation of capital and liquidity through investment in high-quality money market instruments.

ING Intermediate Bond Fund - Class A—A fund that seeks to provide a high level of current income, consistent with the preservation of capital and liquidity. Under normal market conditions, the fund will operate as a diversified fund and invest at least 80 percent of its total assets in a portfolio of bonds, such as corporate government and mortgage bonds which, at the time of investment, are rated investment grade, have an equivalent rating by a nationally recognized statistical rating organization, or are of comparable quality if unrated. Although the fund may invest a portion of its assets in high yield (high risk) debt securities rated below investment grade, the fund will seek to maintain a minimum average portfolio quality rating of at least investment grade. The dollar-weighted average maturity of the fund will generally range between 3 and 10 years. The fund may also invest in preferred stocks, U.S. government securities, securities of foreign governments and supranational organizations; high-quality money market instruments, municipal bonds, notes and commercial paper, debt securities of foreign issuers, and mortgage-backed and asset-backed debt securities. The fund may engage in dollar roll transactions and swap agreements; use options and futures contracts involving securities, securities indices and interest rates; and lend portfolio securities on a short-term or long-term basis, up to 33-1/3% of its total assets. The fund may engage in frequent and active trading of portfolio securities.

Burlington Coat Stock Fund—Invests primarily in common stock of Burlington Coat Factory Warehouse Corporation, with a small cash component maintained to simplify transactions.

Member Loans

Members can borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 (less the highest outstanding balance on any plan loan during the preceding twelve months) or 50% of their vested account balance (less any portion invested in stock of Burlington Coat Factory Warehouse Corporation). Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range generally from one to five years, or up to twenty years if the purpose of the loan is to enable a Member to purchase a primary residence. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bears interest at a commercially reasonable rate.

Plan Investments

The Plan's investments at December 31, 2004 and 2003 were as follows:

	2004	2003
ING International Growth Fund (A)	$ 56	$ 7,479
Oppenheimer Global Fund	1,740	12,147
ING Small Company Fund (A)	-	10,614
INVESCO Dynamics Fund	-	3,545
Massachusetts Investors Growth Stock Fund (B,C)	34,327	222,478
MFS Capital Opportunities Fund (B,C)	12,327	75,159
ING Index Plus Large Cap Fund (A,B,C)	37,414	112,404
Pioneer Fund	7,163	38,809
Janus Balanced Fund (C)	8,624	144,960
ING Fixed Account (A,B,C,D)	130,520	753,987
ING Bond Fund (A)	-	58,110
ING Aeltus Money Market Fund (A)	2,666	1,994
ING Intermediate Bond Fund - Class A (A)	930	-
Burlington Coat Stock Fund (A)	-	268
Member Loans (A)	-	10,940
TOTAL INVESTMENTS	$ 235,767	$1,452,894

(A) Party-in-Interest (see Note 9)

(B) 2004 investment balance is greater than 5% of net assets available for benefits as of December 31, 2004.

(C) 2003 investment balance is greater than 5% of net assets available for benefits as of December 31, 2003.

(D) The fair value of the assets included in the ING Fixed Account was $126,971 and $745,641 as of December 31, 2004 and 2003, respectively. The average yield of the investment contract held as of December 31, 2004 and 2003 was 3.67% and 4.27%, respectively. The crediting interest rate on the investment contract for the years ended December 31, 2004 and 2003 was 3.48% and 4.27%, respectively. This interest rate is determined on a monthly basis by ING, and is based on mortality and expense risks, interest rate guarantees, investment income earned on invested assets, and any capital gains and/or losses realized on the sale of invested assets.

In December 2003, ING notified the Plan that the guaranteed minimum credited interest rate for assets invested in the ING Fixed Account would be 3.65% per annum for the twelve-month period ending December 31, 2004, and that the initial credited rate would be 3.85% per annum. However, ING subsequently advised the Plan that its notification regarding these rates was incorrect and should have documented the guaranteed minimum credited interest rate for the twelve-month period ending December 31, 2004 as 3.40% per annum and the initial credited rate as 3.70% per annum. During 2004, participants' accounts were credited with a rate of 3.70% from January 1, 2004 through March 31, 2004 and 3.40% from April 1, 2004 through December 31, 2004. Although participants' accounts were credited with ING's intended rates for 2004, ING has informed the Plan that it will make additional credits to participants' accounts to take into account the higher set of rates erroneously specified in its December 2003 notification. This will have the effect of crediting participants' accounts at the rate of 3.85% per annum for January 2004 and 3.65% per annum for the period February 1, 2004 through December 31, 2004. These adjustments, totaling $633 net of credits previously made in 2004, will be reflected in participants' 2005 statements for assets invested in the ING Fixed Account during 2004 and are reflected as an increase to the ING Fixed Account fund as of December 31, 2004. For affected participants that are no longer in the Plan, ING will pay out the actual dollar adjustment for amounts greater than or equal to $25.

4. NONVESTED EMPLOYER CONTRIBUTIONS

Forfeitures of nonvested Company matching contributions and profit sharing contributions are applied toward future Company matching contributions. There were forfeitures of nonvested Company contributions for the years ended December 31, 2004 and 2003 of $654 and $1,124, respectively.

5. PLAN TERMINATION

Due to the July 2003 closure of the Company stores which operated under the name "Decelle", and the termination of employment of a substantial number of Plan participants, a partial termination occurred in 2003. As a result of the partial plan termination, all affected participants became 100% vested in their Plan accounts and entitled to distributions.

In connection with the Company's cessation of the Decelle operations, certain employees were transferred to the Company's affiliate, Burlington Coat Factory Warehouse Corporation. The portion of the Plan attributable to such employees has been spun off from the Plan and merged with the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan (the "Burlington Plan"). The Plan assets associated with these participants were transferred to the Burlington Plan on June 21, 2004 and amounted to $677,980.

6. DISTRIBUTIONS

The Plan provides for the distribution of a Member's account balance upon retirement, death, disability, termination of employment or attainment of age 59-1/2. In addition, Members who have a financial hardship may be permitted to withdraw a portion of their account balance. Distributions are made in a lump-sum payment. Distributions from the Burlington Coat Stock Fund of the Plan are made in cash or in stock, at the election of the Member.

7. INVESTMENT VALUATION AND INCOME RECOGNITION

Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations. The investment of Company stock is then recorded on a unitized basis. Contributions to the Burlington Coat Stock Fund are invested primarily in common stock with a relatively small cash component maintained to help simplify transactions.

The fair value of investments in trust funds and mutual funds is determined by the Trustee or custodian of those funds on the basis of the fair values of the underlying net assets based on published quotations.

Net appreciation (depreciation) in fair value of investment represents increases or decreases in value resulting from realized and unrealized gains and losses of investments whose fair values have been measured by quoted market prices in an active market.

The Member loans are valued at cost, which approximates fair value.

The ING Fixed Account is a fully benefit responsive investment contract that is valued at contract value (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

8. INCOME TAXES

The Company received a favorable determination letter dated January 12, 2004, from the Internal Revenue Service stating that the Plan, in form, meets the requirements of Section 401(a) of the Code. As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code. The Company also adopted an amendment to the Plan effective January 1, 2002 to comply with the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Company believes that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by ING. ING is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Burlington Coat Factory Warehouse Corporation is the sponsor as defined by the Plan, and therefore, purchases and sales of sponsor stock held by the Plan also qualify as party-in-interest transactions.

* * * * * *

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Decelle, Inc.
Employees' 401(k) Profit Sharing Plan



Robert L. LaPenta, Jr.
Vice President-Chief Accounting Officer

Date: June 29, 2005

DECELLE, INC.
EMPLOYEES' 401(K) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE - SCHEDULE H, PART IV, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2004

Party-in-Interest		Number of Shares	Current Value
*	ING International Growth Fund	7	$ 56
	Oppenheimer Global Fund	29	1,740
	Massachusetts Investors Growth Stock Fund	2,777	34,327
	MFS Capital Opportunities Fund	924	12,327
*	ING Index Plus Large Cap Fund	2,445	37,414
	Pioneer Fund	170	7,163
	Janus Balanced Fund	406	8,624
*	ING Fixed Account	130,520	130,520
*	ING Aeltus Money Market Fund	2,666	2,666
*	ING Intermediate Bond Fund – Class A	89	930
	TOTAL INVESTMENTS		$ 235,767

* Party-in-interest transaction.

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
401(K) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE - SCHEDULE H, PART IV, ITEM 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2004

Party-in-Interest		Number of Shares	Current Value
	Oppenheimer Global Fund	166,255	$ 10,103,295
	Pioneer Fund	204,365	8,595,593
*	ING Fixed Account	48,738,106	48,738,106
*	ING Intermediate Bond Fund - Class A	620,079	6,473,627
	American Balanced Fund - Class R-3	435,083	7,809,744
	EuroPacific Growth Fund - Class R-3	20,467	721,659
	The Growth Fund of America - Class R-3	419,008	11,355,116
*	ING T. Rowe Price Diversified Mid Cap Growth Portfolio	152,368	1,217,423
*	ING Salomon Brothers Fundamental Value Portfolio	216,540	3,858,745
	Lord Abbett Small-Cap Value Fund - Class A	61,987	1,707,112
	Washington Mutual Investors Fund - Class R-3	6,477	198,594
*	Burlington Coat Stock Fund	261,755	6,196,501
	Burlington Special Fund	147,628	1,751,440
*	Member Loans(bearing interest at 5.00% to 10.5% and expiring through 2024)		5,247,372
	TOTAL INVESTMENTS		$113,974,327

* Party-in-interest transaction.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-74244 of Burlington Coat Factory Warehouse Corporation and subsidiaries on Form S-8 or our report dated June 28, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the financial statements being prepared on a modified cash basis and an explanatory paragraph relating to the plan's spin off and merger of certain accounts and partial termination of the plan), appearing in this Annual Report on Form 11-K of Decelle, Inc. Employees' 401(k) Profit Sharing Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 28, 2005